Room 4561

	December 20, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Amendment No. 3 to Registration Statement on Form S-3 filed
December 12, 2005
	File No. 333-127587

Dear Mr. Alfano:

      We have reviewed your amendment and responses to the comments of our letter dated November 22, 2005 and have the following additional comments.

General

1. We note that you have provided pro forma information related to NEXL in your Form 8-K/A filed December 9, 2005. However, it appears that NEXL`s financial statements for the interim period ended September 30, 2005 are required to be provided pursuant to the requirements of Rules 3-01 and 3-05 of Regulation S-X. Please advise and/or revise, as appropriate.

2. In addressing the concerns raised by comment 2 of our letter dated
November 22, 2005, we note that you have supplementally provided us a letter regarding the waiver of certain rescission rights the investors may have with respect to the Purchase Agreement dated December 7, 2004. We further note that the terms of that transaction were recently amended. As there is no specific reference in the letter to the November 22, 2005 amendment, please explain why the letter you have provided covers potential rescission rights the investors may have as a result of what appears to have been a renegotiation at that time. Additionally, please provide us with your analysis as to how the letter is consistent with Section 14 of the Securities Act and thus enforceable.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	E. Ann Gill, Esq.
	Tammy Fudem, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001